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                     IN THE UNITED STATES DISTRICT COURT
                    FOR THE NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION


INVACARE CORPORATION and
I.H.H. CORP.,

      Plaintiffs,                            CIVIL ACTION NO.

                                             1:97-cv-0205-CC
      vs.


HEALTHDYNE TECHNOLOGIES,
INC., et al.,

       Defendants,


                                    ORDER
                                    -----

     Pending before the court in the above-styled case is Plaintiffs' Emergency Motion for Clarification of the July 3, 1997 Order, or in the Alternative for a Limited Stay [68-1 & 68-2].

     In an order dated July 3, 1997, this court found that Invacare's proposed bylaw amendment was invalid because it was contrary to O.C.G.A.
Section 14-2-624(c). Invacare has appealed the court's ruling, and that appeal is presently pending in the Eleventh Circuit Court of Appeals.

     Invacare, concerned that Healthdyne will refuse to submit the bylaw proposal for a shareholder vote, seeks clarification that the court did not intend to authorize Healthdyne to prevent the shareholders from voting on the bylaw proposal. Invacare takes the position that the court's conclusion that the proposed bylaw was invalid should not




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prevent the shareholders from voting on the proposed bylaw at the July 30, 1997 annual meeting. Invacare further contends that it has the right to have the shareholders vote on the bylaw proposal as a "non-binding, precatory shareholder proposal -- a shareholder resolution that, while not binding on the board of directors, informs the board of the shareholders' opinions and desires." Healthdyne is of the opinion that since the bylaw proposal is invalid, it should not be presented to the shareholders for a vote. However, Healthdyne is willing to allow the shareholders to vote on a contingent basis, whereby the independent inspectors will hold the proxy cards so that the votes can be tabulated if the Eleventh Circuit subsequently reverses this court's ruling.

     To the extent that the court's July 3, 1997 order is unclear, the court reiterates its conclusion that the proposed bylaw amendment (or bylaw proposal) is invalid because it is contrary to Georgia law. Although not expressly stated in that order, the court did not intend for the shareholders to vote on a bylaw proposal that the court has declared to be invalid. The court is, however, sensitive to Invacare's need to preserve its appellate rights, and therefore DIRECTS Healthdyne to present the bylaw proposal for a shareholder vote on a contingent basis. The votes on the proposal shall not be counted at the time of the vote, but the proxy cards and ballots shall be retained by the independent inspectors of the election so that the votes can be tabulated in the event this court is reversed on appeal. The court finds that this procedure will lessen the possibility of shareholder confusion and at the same time protect Invacare's right to challenge the legality of the bylaw proposal on appeal.

     For the foregoing reasons, Invacare's Motion for Clarification, or in the



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Alternative for Limited Stay [68-1 & 68-2] is DENIED in part and GRANTED in part.

     SO ORDERED this 25th day of July, 1997.



                               /s/ Clarence Cooper
                               ----------------------------------
                               CLARENCE COOPER
                               UNITED STATES DISTRICT JUDGE